Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report

Collection Period Ended   30-Sep-2015

Amounts in USD

Dates

Collection Period No.	3	
Collection Period (from... to)	1-Sep-2015	30-Sep-2015
Determination Date	13-Oct-2015	
Record Date	14-Oct-2015	
Distribution Date	15-Oct-2015	
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Sep-2015	15-Oct-2015	Actual/360 Days	30
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Sep-2015	15-Oct-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	221,449,679.17	176,196,037.21	45,253,641.96	122.638596	0.477496
Class A-2A Notes	323,000,000.00	323,000,000.00	323,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	215,000,000.00	215,000,000.00	215,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	441,580,000.00	441,580,000.00	441,580,000.00	0.00	0.000000	1.000000
Class A-4 Notes	157,000,000.00	157,000,000.00	157,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,505,580,000.00**	**1,358,029,679.17**	**1,312,776,037.21**	**45,253,641.96**		
Overcollateralization	38,608,085.19	38,604,702.13	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	1,396,634,381.30	1,351,380,739.34			
Yield Supplement Overcollateralization Amount	72,757,380.27	65,348,974.00	62,970,142.00			
Pool Balance	**1,616,945,465.46**	**1,461,983,355.30**	**1,414,350,881.34**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	71,971.15	0.195044	45,325,613.11	122.833640
Class A-2A Notes	0.820000%	220,716.67	0.683333	220,716.67	0.683333
Class A-2B Notes	0.476550%	85,381.88	0.397125	85,381.88	0.397125
Class A-3 Notes	1.340000%	493,097.67	1.116667	493,097.67	1.116667
Class A-4 Notes	1.750000%	228,958.33	1.458333	228,958.33	1.458333
Total		**$1,100,125.70**		**$46,353,767.66**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	47,294,926.76	(1) Total Servicing Fee	1,218,319.46
Interest Collections	3,471,636.17	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	5,985.18	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	0.00	(3) Interest Distributable Amount Class A Notes	1,100,125.70
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	4,070.22	(6) Regular Principal Distributable Amount	45,253,641.96
Available Collections	50,776,618.33	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**50,776,618.33**	(9) Excess Collections to Certificateholders	3,204,531.21
		Total Distribution	**50,776,618.33**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,218,319.46	1,218,319.46	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,100,125.70	1,100,125.70	0.00
thereof on Class A-1 Notes	71,971.15	71,971.15	0.00
thereof on Class A-2A Notes	220,716.67	220,716.67	0.00
thereof on Class A-2B Notes	85,381.88	85,381.88	0.00
thereof on Class A-3 Notes	493,097.67	493,097.67	0.00
thereof on Class A-4 Notes	228,958.33	228,958.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,100,125.70	1,100,125.70	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	45,253,641.96	45,253,641.96	0.00
Aggregate Principal Distributable Amount	45,253,641.96	45,253,641.96	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	285.58
minus Net Investment Earnings	285.58
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	285.58
Net Investment Earnings on the Collection Account	3,784.64
Investment Earnings for the Collection Period	4,070.22

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	1.461.983.355.30	49.646
Principal Collections	30,631,564.08	
Principal Collections attributable to Full Pay-offs	16,663,362.68	
Principal Purchase Amounts	0.00	
Principal Gross Losses	337,547.20	
Pool Balance end of Collection Period	1,414,350,881.34	48,848
Pool Factor	87.47%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.82%
Weighted Average Number of Remaining Payments	54.86	51.40
Weighted Average Seasoning (months)	10.12	13.80

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	1,411,400,640.33	48,767	99.79%
31-60 Days Delinquent	2,063,015.73	60	0.15%
61-90 Days Delinquent	660,465.83	16	0.05%
91-120 Days Delinquent	226,759.45	5	0.02%
Total	1,414,350,881.34	48,848	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	337,547.20
Principal Net Liquidation Proceeds	6,245.28
Principal Recoveries	0.00
Principal Net Losses	331,301.92
Cumulative Principal Net Losses	389,104.58
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.024%